SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

The Company hereby informs its shareholders and the market in general that received, on May 11, 2016, an Official Letter of Comissão de Valores Mobiliários ("CVM") No.  200/2016/CVM/SEP/GEA-1, requesting clarification about the news published by the newspaper O Estado São Paulo, Economy & Business section, under the heading: "Eletrobras will have to return R$ 7 billion to the RGR fund", as transcribed in the end of this Announcement.

In response to the mentioned Official Letter, the Company clarifies its shareholders and the market in general the following:

1.   The Board of the Agencia Nacional de Energia Eletrica – ANEEL, unanimously, at the regular meeting held on May 10, 2016, decided: (i) accept the administrative appeal of Centrais Elétricas Brasileiras SA - Eletrobras in the face of ANEEL Order No. 63/2014, issued by the Superintendence of Supervision and Financial - SFF of ANEEL, for, on merit, dismiss it as unfounded; and (ii) determine the Eletrobras: (ii.a) the amortization of outstanding balance of the agents of the sector that entered into financing agreements are made directly to the specific account of the Global Reversion Reserve - RGR, within 30 days ; (Ii.b) to return the amount of R$ 1,924,188,432.99 - relating to the amortization of financing not transferred by Eletrobras to RGR, calculated from 1998 to 2011, applying monetary adjustment based on the rate of “Fundo Extramercado Exclusivo 5 – FIF 5”, from the date of receipt in the Eletrobras' cash until the date of effective transfer to the RGR account, within 90 days; (Ii.c) return the amount of R$ 113,576,621.62 - relating to the receipt by Eletrobras of financial charges of RGR (default interest, penalties and credit reserve commission), calculated from 1998 to 2011 - applying monetary adjustment based on “Fundo Extramercado Exclusivo 5 – FIF 5” from the date of receipt in the Eletrobras' cash until the date of effective transfer to the RGR account, within 90 days; (II.D) incorporate these revenues, monthly, in the economic flow of RGR account to be separately demonstrated; (II.E) improve the management system of the RGR fund resources

MARKET ANNOUNCEMENT

2. Eletrobras disagrees with the conclusion of the ANEEL Executive Board on the issue and will appel to the courts seeking annulment of the same.

3. Despite the understanding of Eletrobras expressed above, the mentioned administrative litigation was duly informed to the market by Note 31 to the Financial Statements for the year ended December 31, 2015.

Rio de Janeiro, May 11, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

Free translation of the Official Letter CVM 200/2016/CVM/SEP/GEA-1

"Subject: News about clarification requested

1.       We refer to the article published today in the newspaper O Estado de São Paulo, section Economy and Business, under the title "Eletrobras has to refund R$ 7 billion to sector fund", which contains the following statement:

The National Electric Energy Agency (Aneel) has determined that Eletrobras return R $ 7 billion to the sector fund Global Reversion Reserve (RGR) within 90 days.

The company would have appropriated fund assets to pay for debts of their own companies between 1998 and 2011. The Aneel´s general director, Romeu Rufino, said that this case demonstrates an "absurd conflict of interest" regarding Eletrobras' roles. According to him, as the sector fund manager, the company became the main beneficiary.

2.       In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact.

3.       This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4.       We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.